FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of April, 2008
Commission File Number 001-33548

JAGUAR MINING INC.

125 North State Street
Concord, New Hampshire 03301
(603) 224-4800

(Address of principal executive offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	News Release dated April 22, 2008 - Jaguar Mining Provides Q1 Update of Operations and Q1 Earnings Conference Call Details

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JAGUAR MINING INC.

Date: April 22, 2008	By:	/s/ Robert J. Lloyd
Name: Robert J. Lloyd
Title: Corporate Secretary